GEO POINT RESOURCES, INC.

1306 E. Edinger Ave. #C

Santa Ana, California 92705

December 28, 2012

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Pamela Long, Assistant Director

Re:

Geo Point Resources, Inc. (the “Registrant”)

Registration Statement on Form S-1A-3

Filed December 24, 2012

File No. 333-184578

Dear Ms. Long:

Our attorney has advised us that the Securities and Exchange Commission has no further comments on our S-1 Registration Statement, as amended, and we respectfully request an effective date of January 7, 2012, at the opening of business on that date.

We are acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ William C. Lachmar

William C. Lachmar

President